SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Final Amendment)

A&Q Masters Fund
(Name of Issuer)

A&Q Masters Fund
(Name of Person(s) Filing Statement)

Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Kim, Esq.
UBS Alternative and Quantitative Investments LLC
677 Washington Boulevard
Stamford, Connecticut 06901
(888) 793-8637
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038
(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $18,000,000 (a)	Amount of Filing Fee: $2,318.40 (b)
(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at 0.01288% of the Transaction Valuation.

☐      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on December 17, 2013 by A&Q Masters Fund (formerly, O'Connor Fund of Funds: Masters) (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $18,000,000 of shares of beneficial interest of the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.           The Offer expired at the end of the day on January 15, 2014, at 12:00 midnight, New York time.

2.           $602,571 of Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A&Q MASTERS FUND

By:	/s/ Dylan Germishuys
	Name:	Dylan Germishuys
	Title:	Authorized Signatory

May 26, 2015